Oppenheimer Holdings Inc.
85 Broad Street

New York, New York 10004

November 24, 2020

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Oppenheimer Holdings Inc.
Registration Statement on Form S-3
File No. 333-249433

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-249433) filed by Oppenheimer Holdings Inc. on November 24, 2020 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendments or the Registration Statement, please contact Michael Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694.

OPPENHEIMER HOLDINGS INC.

By:	/s/ Jeffrey J. Alfano
Name: Jeffrey J. Alfano
Title: Chief Financial Officer

cc:	Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

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